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Fact Sheet

Consolidated Financial Data - Third Quarter, Fiscal 2019

10.1%	2.7%	33.1%	$1.5 Bn+	22.6%*
YoY revenue growth in CC terms	QoQ revenue growth in CC terms	YoY Digital revenue growth in CC terms	Large deal signings	Operating margin

* *Includes additional depreciation and amortization impact of 0.4% due to reclassification of assets of Panaya and Skava from "Held for Sale"*

Revenues by Offering

	Quarter ended ($ mn)			QoQ Growth (%)	
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Reported	CC
Digital	942	905	719	4.1	5.0
Core	2,045	2,016	2,036	1.4	1.8
Total	**2,987**	**2,921**	**2,755**	**2.2**	**2.7**

(in %)

	Quarter ended			QoQ Growth	
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Reported	CC
Services	**94.5**	**94.9**	**94.7**	**1.8**	**2.2**
Digital	29.3	28.9	24.3	3.6	4.3
Core	65.2	66.0	70.4	1.0	1.3
Products and Platforms	**5.5**	**5.1**	**5.3**	**10.9**	**12.1**
Digital	2.2	2.1	1.8	11.4	12.0
Core	3.3	3.0	3.5	10.6	12.1
Total	**100.0**	**100.0**	**100.0**	**2.2**	**2.7**
Digital	31.5	31.0	26.1	4.1	5.0
Core	68.5	69.0	73.9	1.4	1.8

Refer Note 2.15 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Business Segments

(in %)

	Quarter ended			QoQ Growth	
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Reported	CC
Financial services	32.5	32.2	32.8	3.0	3.6
Retail	16.4	16.8	16.2	(0.6)	(0.1)
Communication	11.9	12.3	12.4	(0.9)	(0.5)
Energy, Utilities, Resources & Services	12.8	12.3	12.0	6.9	7.4
Manufacturing	10.1	9.6	9.6	7.2	7.6
Hi Tech	7.3	7.5	7.2	0.5	0.6
Life Sciences	6.2	6.4	6.6	(0.5)	-
Others	2.8	2.9	3.2	(2.3)	(1.3)
Total	**100.0**	**100.0**	**100.0**	**2.2**	**2.7**

Refer Note 2.14 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Client Geography

(in %)

	Quarter ended			QoQ Growth	
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Reported	CC
North America	60.4	60.3	60.4	2.4	2.6
Europe	24.2	24.0	24.4	2.9	3.8
Rest of the world	12.8	13.2	12.2	(0.3)	0.8
India	2.6	2.5	3.0	4.2	5.2
Total	**100.0**	**100.0**	**100.0**	**2.2**	**2.7**

Revenues by Contract Type

(in %)

	Quarter ended			QoQ Growth	
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017	Reported	CC
Fixed Price	53.0	52.0	52.6	4.2	4.7
Time & Materials	47.0	48.0	47.4	0.2	0.6
Total	**100.0**	**100.0**	**100.0**	**2.2**	**2.7**

Revenue Growth- Q3 19

	Reported	CC QoQ	CC YoY
Revenues ($ mn)	2,987	3,001	3,031
QoQ growth (%)	2.2	2.7	-
YoY growth (%)	8.4	-	10.1

Client Data

	Quarter ended		
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017
Number of Clients			
Active	1,251	1,222	1,191
Added during the period (gross)	101	73	79
Number of million dollar clients*			
1 Million dollar +	651	633	630
10 Million dollar +	214	205	198
50 Million dollar +	59	58	56
100 Million dollar +	23	23	20
Client contribution to revenues			
Top client	3.4%	3.9%	3.4%
Top 10 clients	19.2%	19.4%	19.2%
Top 25 clients	33.9%	34.7%	35.3%
Repeat business	96.6%	98.2%	98.3%
Days Sales Outstanding	67	66	70

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017
Effort			
Onsite	28.7	28.4	29.0
Offshore	71.3	71.6	71.0
Utilization			
Including trainees	79.8	80.2	82.1
Excluding trainees	83.8	85.6	84.9

Revenue per Employee

(In US $ K)

	Quarter ended		
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017
Revenue per Employee - Consolidated	54.3	54.7	53.7

Employee Metrics

(Nos.)

	Quarter ended		
	Dec 31, 2018	Sep 30, 2018	Dec 31, 2017
Total employees	2,25,501	2,17,739	2,01,691
S/W professionals	2,12,358	2,05,150	1,89,998
Sales & Support	13,143	12,589	11,693
Gross addition	18,773	19,721	12,622
Attrition	11,011	11,887	9,371
Net addition	7,762	7,834	3,251
Attrition % (Annualized Standalone)	17.8%	19.9%	15.8%
Attrition % (Annualized Consolidated)	19.9%	22.2%	18.7%

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Dec 31, 2018	Dec 31, 2017	Growth % Q3 19 over Q3 18	Sep 30, 2018	Growth % Q3 19 over Q2 19
Revenues	**2,987**	**2,755**	**8.4**	**2,921**	**2.2**
Cost of sales[1]	1,956	1,773	10.3	1,884	3.8
Gross Profit	**1,031**	**982**	**5.0**	**1,037**	**(0.6)**
Operating Expenses:					
Selling and marketing expenses	161	136	18.4	154	4.5
Administrative expenses	195	177	10.2	191	2.1
Total Operating Expenses	**356**	**313**	**13.7**	**345**	**3.2**
Operating Profit	**675**	**669**	**0.9**	**692**	**(2.6)**
Other Income, net	105	149	(29.5)	105	0.0
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[1]	(65)	-	-	-	-
Profit before income taxes	**715**	**818**	**(12.6)**	**797**	**(10.3)**
Income tax expense[3]	213	22	868.2	216	(1.4)
Net Profit[1][3]	**502**	**796**	**(36.9)**	**581**	**(13.6)**
Basic EPS ($)[1][2][3]	**0.12**	**0.17**	**(33.9)**	**0.13**	**(13.6)**
Diluted EPS ($)[1][2][3]	**0.12**	**0.17**	**(34.0)**	**0.13**	**(13.6)**

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Dec 31, 2018	Dec 31, 2017	Growth %
Revenues	**8,740**	**8,134**	**7.4**
Cost of sales[1]	5,660	5,208	8.7
Gross Profit	**3,080**	**2,926**	**5.3**
Operating Expenses:			
Selling and marketing expenses	464	405	14.6
Administrative expenses	578	555	4.1
Total Operating Expenses	**1,042**	**960**	**8.5**
Operating Profit	**2,038**	**1,966**	**3.7**
Other Income, net	317	413	(23.2)
Reduction in fair value of Disposal Group held for sale[1]	(39)	-	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[1]	(65)	-	-
Share in net profit/(loss) of associate, incl. impairment[4]	-	(11)	-
Profit before income taxes	**2,251**	**2,368**	**(4.9)**
Income tax expense[3]	633	453	39.7
Net Profit[1][3][4]	**1,618**	**1,915**	**(15.5)**
Basic EPS ($)[1][2][3][4]	**0.37**	**0.42**	**(11.3)**
Diluted EPS ($)[1][2][3][4]	**0.37**	**0.42**	**(11.3)**

[1] In the three months ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya, was classified as "Held for sale". Consequently, a reduction in the fair value amounting to $18 million and $39 million in respect of Panaya was recognized for the year ended March 31, 2018 and three months ended June 30, 2018.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that it is no longer highly probable that sale would be consummated by March 31, 2019. Accordingly, Panaya and Skava have been de-classified from "held for sale" in accordance with IFRS 5.

On such reclassification, the Company recognized additional depreciation and amortization expenses of $12 million and an adjustment in respect of excess of carrying amount over recoverable amount of $65 million in respect of Skava during the three months ended December 31, 2018.

[2] During the three months ended September 30, 2018, the company has allotted bonus shares approved by shareholders through postal ballot. The earnings per share has been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

[3] During the quarter and nine months ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, reversed income tax expense provision of $225 million which pertains to previous periods which are no longer required.

[4] During the nine months ended December 31, 2017, the Company has written down the entire carrying value of $11 million in its associate DWA Nova LLC.

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹crore, except per equity share data*

Particulars	Dec 31, 2018	Dec 31, 2017	Growth % Q3 19 over Q3 18	Sep 30, 2018	Growth % Q3 19 over Q2 19
Revenues	**21,400**	**17,794**	**20.3**	**20,609**	**3.8**
Cost of sales[1]	14,016	11,450	22.4	13,281	5.5
Gross Profit	**7,384**	**6,344**	**16.4**	**7,328**	**0.8**
Operating Expenses:					
Selling and marketing expenses	1,156	877	31.8	1,088	6.3
Administrative expenses	1,398	1,148	21.8	1,346	3.9
Total Operating Expenses	**2,554**	**2,025**	**26.1**	**2,434**	**4.9**
Operating Profit	**4,830**	**4,319**	**11.8**	**4,894**	**(1.3)**
Other Income, net	753	962	(21.7)	739	1.9
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[1]	(451)	-	-	-	-
Profit before income taxes	**5,132**	**5,281**	**(2.8)**	**5,633**	**(8.9)**
Income tax expense[3]	1,522	152	901.3	1,523	(0.1)
Net Profit[1][3]	**3,610**	**5,129**	**(29.6)**	**4,110**	**(12.1)**
Minority Interest	1	-	-	-	-
Net Profit (after minority interest)[1][3]	**3,609**	**5,129**	**(29.6)**	**4,110**	**(12.2)**
Basic EPS (₹)[1][2][3]	**8.30**	**11.27**	**(26.4)**	**9.45**	**(12.2)**
Diluted EPS (₹)[1][2][3]	**8.29**	**11.27**	**(26.4)**	**9.44**	**(12.2)**

Statement of Comprehensive Income for nine months ended,

(As per IFRS) *In ₹crore, except per equity share data*

Particulars	Dec 31, 2018	Dec 31, 2017	Growth %
Revenues	**61,137**	**52,439**	**16.6**
Cost of sales[1]	39,585	33,576	17.9
Gross Profit	**21,552**	**18,863**	**14.3**
Operating Expenses:			
Selling and marketing expenses	3,248	2,612	24.3
Administrative expenses	4,043	3,575	13.1
Total Operating Expenses	**7,291**	**6,187**	**17.8**
Operating Profit	**14,261**	**12,676**	**12.5**
Other Income, net	2,218	2,659	(16.6)
Reduction in fair value of Disposal Group held for sale[1]	(270)	-	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[1]	(451)	-	-
Share in net profit/(loss) of associate, incl. impairment[4]	-	(71)	-
Profit before income taxes	**15,758**	**15,264**	**3.2**
Income tax expense[3]	4,426	2,925	51.3
Net Profit[1][3][4]	**11,332**	**12,339**	**(8.2)**
Minority Interest	2	-	-
Net Profit (after minority interest)[1][3][4]	**11,330**	**12,339**	**(8.2)**
Basic EPS (₹)[1][2][3][4]	**26.06**	**27.03**	**(3.6)**
Diluted EPS (₹)[1][2][3][4]	**26.03**	**27.01**	**(3.6)**

[1] In the three months ended March 2018, Kallidus and Skava (together referred to as "Skava") and Panaya, was classified as "Held for sale". Consequently, a reduction in the fair value amounting to ₹118 crore and ₹270 crore in respect of Panaya was recognized for the year ended March 31, 2018 and three months ended June 30, 2018.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that it is no longer highly probable that sale would be consummated by March 31, 2019. Accordingly, Panaya and Skava have been de-classified from "held for sale" in accordance with IFRS 5.

On such reclassification, the Company recognized additional depreciation and amortization expenses of ₹88 crore and an adjustment in respect of excess of carrying amount over recoverable amount of ₹451 crore in respect of Skava during the three months ended December 31, 2018.

[2] During the three months ended September 30, 2018, the company has allotted bonus shares approved by shareholders through postal ballot. The earnings per share has been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

[3] During the quarter and nine months ended December 31, 2017, on account of the conclusion of an Advance Pricing Agreement ("APA") with the U.S. Internal Revenue Service ("IRS"), the Company has, reversed income tax expense provision of ₹1,432 crore which pertains to previous periods which are no longer required.

[4] During the nine months ended December 31, 2017, the Company has written down the entire carrying value of ₹71 crore in its associate DWA Nova LLC.